Exhibit 12

FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Income before assessments	$262,103	$174,831	$225,753	$365,845	$322,592
Add: fixed charges (see below)	613,378	762,420	979,572	1,295,555	2,826,014
Total earnings	$875,481	$937,251	$1,205,325	$1,661,400	$3,148,606

Fixed charges: (1)
Interest expense	$612,723	$761,741	$978,912	$1,294,877	$2,825,376
Interest portion of rent expense	655	679	660	678	638
Total fixed charges	$613,378	$762,420	$979,572	$1,295,555	$2,826,014

Ratio of earnings to fixed charges (2)	1.43	1.23	1.23	1.28	1.11

(1)	Fixed charges consist of interest expense (including amortization related to indebtedness) and one-third (the proportion deemed representative of the interest portion) of rent expense.

(2)	The ratio of earnings to fixed charges has been computed by dividing Total earnings by Total fixed charges.